Filed by Xenith Bankshares, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

Commission File No.: 000-53380

Date: March 25, 2016

A letter to customers of Xenith Bank, included on its Website and sent to customers announcing the pending merger of Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc., is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

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[Legends included in the website are excerpted at the end of this filing]

Dear Xenith Bank Customers,

Recently we announced some exciting news—Xenith Bank and The Bank of Hampton Roads are coming together as part of a strategic merger. Together, with pro forma total assets of $2.9 billion, the combined bank will be the 5th largest community bank by deposits in the Commonwealth of Virginia and will be headquartered in Virginia. The combined bank, which will operate as Xenith Bank, will remain steadfast in the commitment to building long-term customer relationships while providing the exceptional customer service you have come to expect and deserve. Donna W. Richards, current President of Bank of Hampton Roads will be the President and Chief Operating Officer of the combined bank, and I will serve as Chief Executive Officer.

The Bank of Hampton Roads is a financially strong bank that shares many of the core values and guiding principles that make us successful. Located in Raleigh and Eastern NC, throughout South Hampton Roads, VA, the Eastern Shore of VA and MD, and Baltimore, MD, The Bank of Hampton Roads has 34 branches operating under the names, Bank of Hampton Roads, Gateway Bank and Shore Bank. The Bank of Hampton Roads focuses on consumers, business banking, marine lending and mortgage banking. Its extensive retail and consumer banking experience will complement our middle market business and commercial real estate focus. The increased scale of the combined bank will allow us to better meet the borrowing needs of our customers as we will be in a position to increase our lending limits.

The merger is subject to regulatory approval, approval of the shareholders of both companies, and other customary closing conditions. We will communicate further once these approvals have been received. The closing of the merger and name change are expected to take place in the third quarter of 2016. Once the merger closes, all Bank of Hampton Roads, Gateway Bank and Shore Bank branches will adopt the Xenith Bank name. Please know you will still be working with the people you know and trust. Our goal is to provide customers, employees and our communities a convenient and efficient way to bank, where the focus is on continually growing and improving what we have to offer. This is a great opportunity for our bank!

We expect minimal changes in our products and services. You have our promise that we will do everything we can to make the transition as seamless as possible. As always, thank you for your partnership!

Sincerely,

T. Gaylon Layfield, III
President & CEO

see Caution Regarding Forward-Looking Statements on reverse

P.O. Box 13947 ● Richmond, Virginia 23225-8918 ● 877-785-5642 ● xenithbank.com

[Legends included in the letter are excerpted at the end of this filing]

Caution Regarding Forward-Looking Statements

The information presented herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hampton Roads Bankshares, Inc.’s (“HRB”) and Xenith Bankshares, Inc.’s (“XBKS”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither HRB nor XBKS assumes a duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’s and XBKS’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and XBKS shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and XBKS businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’s and XBKS’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of HRB’s and XBKS’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at (757) 217-1000.

The documents filed by XBKS with the SEC may be obtained free of charge at XBKS’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from XBKS by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Thomas W. Osgood, or by telephone at (804) 433-2209.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of XBKS and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of XBKS and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or XBKS as described in the paragraphs above. HRB, XBKS and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and XBKS shareholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of shareholders, as previously filed with the SEC on April 27, 2015. Information about the directors and executive officers of XBKS and their ownership of XBKS common stock is set forth in the definitive proxy statement for XBKS’s 2015 annual meeting of shareholders, as previously filed with the SEC on March 19, 2015. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.